

Mail Stop 3561

May 1, 2009

<u>Via U.S. Mail</u>

Richard Shergold
Chairman and Chief Executive Officer
Smart Kids Group, Inc.
9768-170 Street, Suite 542
Edmonton, Alberta T5T5L4

     Re: **Smart Kids Group, Inc.**
             Amendment No. 5 to Form S-1
             Filed April 17, 2009
             File No. 333-153294

Dear Mr. Shergold:

       We have reviewed your responses to the comments in our letter dated April 2, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

General

1. We note that you have made significant revisions to the registration statement. Please ensure that your revisions consider, and are consistent with, the staff's comments to your prior amendments.

Summary – General, page 3

2. We note your response to prior comment 1. We believe that the term "entertaining media products" in the third sentence of the first paragraph is overbroad. Please revise the parenthetical following the term "entertaining media products" to clarify, if accurate, that you are referring to videos, music, books and merchandise related to "Be Alert Bert."

3. Please revise the second paragraph to clarify that the "Be Alert Bert" series targets preschool children and focuses on education and safety issues. In addition, please define the term "SKIH."

4. Refer to the fourth sentence of the second paragraph on page 3. Please explain what you mean when you say that "the licensing revenue was paid upfront." If you mean that the series was purchased for a one-time flat-fee and that you are not entitled to future licensing revenues or royalties, please revise your disclosure to state that fact.

5. We note your disclosure in the second sentence of the third paragraph on page 3 that the website "Live at the Hive" will be a membership website. Please disclose whether users will have to pay an annual membership fee to use the website. If so, please provide a discussion of the anticipated fee structure under the heading "Description of Our Business."

6. Refer to the third paragraph on page 3. Please briefly describe the "functional requirements" which have been completed and the composition and qualifications of your "selected site development team."

7. We note your disclosure on page 6 that your auditors have expressed substantial doubt regarding your ability to continue as a going concern. In the first paragraph of the Summary, please state that you have received a going concern opinion and disclose your revenues and net loss for the most recent audited period and stub period. Please note that you need not move the entire subsection entitled "Summary Financial Information; Going Concern" from page 6 to the front of the Summary.

8. We note your disclosure on page 5 that you do not expect to generate a substantial amount of revenue from the licensing of "Be Alert Bert" and your disclosure on page 6 that the amount of revenue projected to be gained from E-commerce sales on your website is not expected to be significant until the third quarter of 2010. Please describe briefly here, and in greater detail under the heading "Description of Our Business," your primary strategy for generating revenues in the short term.

Intellectual Property, page 3

9. We note your response to prior comment 2. Please revise your disclosure in the second paragraph under this heading to clarify that your sublicense permits you to create new stories and products from the existing characters and intellectual property which you sublicense from SKIH, as well as permitting you to sell and license existing stories and products. Please also explain your ownership rights

in stories or products developed by you using the existing characters and intellectual property that you sublicense, including whether any licensing or royalty fees (other than the $5,000 per month under the sublicense agreement) are payable by you in connection with the stories or products you develop. Make appropriate revisions to ensure that any references made in this prospectus to intellectual property "owned" by the company are consistent with your response to this comment.

Currently Sublicensed Intellectual Property, page 4

10. We note your response to prior comment 5. Please confirm that you have completed development and commenced production for all of the character based merchandise listed in the bullet points at the bottom of page 4 and the top of page 5. Alternatively, revise to clarify that such products are in the development stage and describe briefly here, and in greater detail under the heading "Description of Our Business," their current level of development, including a discussion of the specific steps you are taking or plan to take in order to begin production.

Strategic Business Plan, page 5

11. In the first sentence of this section you suggest that the characters of "Be Alert Bert" are popular. Please substantiate this claim.

Phase 2 – Develop and Launch "Live at the Hive," a Community Website . . . ., page 6

12. Please revise briefly here, and in greater detail on page 33, to disclose the current state of development of various features of the website. For example, has the secure social networking component and/or E-commerce functionality been developed?

13. In the second sentence of the first bullet under this heading you state that Phase 1 completion will allow membership sign-ups to occur in June 2009. Please revise to explain the connection between the completion of Phase I, which involves the renewal and sale of licenses for the TV series, and the timing of membership sign-ups for the website.

14. We note your response to prior comment 9. Please revise briefly here, and in greater detail under the heading "Description of Our Business," to provide additional discussion regarding the content of the sponsorship segments, including whether the company will have the right to approve content and any quality control mechanisms you may have in place to ensure that content is appropriate for children.

15. Please describe your strategy for selling the segments to corporate sponsors, including whether any sales personnel will be employees of the company or independent contractors and any steps you have taken to hire these individuals. Similarly revise your disclosure on page 33.

16. Please provide the basis for your belief that the fitness section may be sponsored by a "major" sporting equipment manufacturer or retailer. Alternatively, please revise to clarify that you hope to secure sponsorships but that there is no guarantee that you will be able to successfully do so. Please also disclose whether you have had any discussions, preliminary or otherwise, with corporate sponsors. Similarly revise your disclosure on page 33.

17. Please provide the basis for your statement in the last bullet point under this heading that the amount of revenue gained from E-commerce sales is expected to be significant in the third quarter of 2010 or delete.

Conversion of Be Alert Bert Holdings, Inc. . . . ., page 28

18. We note your response to prior comment 16. The transaction described in your revised disclosure appears to be different than the one described on page 64 and in your prior amendments. Specifically, on page 64 and in your prior amendments you indicate that shares were purchased during fiscal years 2007 and 2008 by certain investors for $177,000 pursuant to a subscription agreement. However, your revised disclosure appears to describe an exchange of securities in November 2008. Please explain. In addition, please provide us with further detail regarding the transaction, including an explanation of how, if at all, Be Alert Bert Holdings was related to your company, how the shares of Be Alert Bert Holdings were "converted" or exchanged, why the conversion took place five years after dissolution of Be Alert Bert Holdings and the bases for the exemption relied upon.

Description of Our Business, page 29

19. We note that your website will provide educational information for children. Discuss the quality controls you will implement to ensure the accuracy of the information available on your website.

20. Please revise the last sentence in the first paragraph on page 30 to clarify, if true, that the name of the character based children's TV series which you plan to release in 2010 is The Adventures of Bert and Clare.

Currently Sublicensed Intellectual Property, page 30

21. Please disclose, if true, that all copyrighted and trademarked items owned by Mr. Shergold are registered with the United States Patent and Trademark Office and with similar governing agencies in Canada.

Internet Domain Names In Use or Planned for Use, page 31

22. Please revise the Summary and Description of Our Business section to disclose that although you have reserved 21 website names, the sites are not developed and you have no current or anticipated future use for the domains. As such, please delete from the prospectus the specific names of the reserved web domains as they may give the impression that you have plans which correspond to the web domain names (for instance, travel or kung fu).

Strategic Business Plan, page 32

23. Please significantly expand this section, including the Summary of Product Development, to discuss your plan of operations for the next 12-18 months in greater detail. Your revised disclosure should discuss in greater detail your anticipated timeline and the specific steps you plan to take toward becoming operational and generating revenues. Also, please disclose specific cost estimates and anticipated funding sources for each step.

Summary of Product Development, page 33

24. We note your response to prior comment 25. Please advise us whether you intend to develop commercials, as you disclosed in the fifth bullet point on page 33. If your business strategy includes plans to develop and/or produce commercials, revise your filing to provide additional discussion regarding your plans, including whether you intend to create the commercials yourself and the anticipated cost of the production. If you have no intention to develop and/or produce commercials, delete the fifth bullet point on page 33.

25. On page 32, you state that in Phase I you will renew existing licenses and sell new licenses. However, on page 33 you state that the renewal of existing licenses and sale of new licenses will not occur until Phase 2. Please revise to reconcile.

26. We note the emphasis on merchandise development, acquisition and sales in Phase 3. Please revise the Description of Our Business section to include a discussion of your plan for merchandising. Discuss whether you have finalized

product designs, tested prototypes or begun manufacturing merchandise and any steps you have taken to implement your plans.

Liquidity and Capital Resources, page 38

27. We note your response to prior comment 31. The second-to-last sentence in the second paragraph under this heading states that smaller, reasonable overhead fees are currently being paid by your officers and directors. However, it is unclear if you are still incurring expenses given that you have effectively suspended operations. Please disclose the date that you suspended operations and clarify whether you are continuing to incur expenses. If expenses are being incurred, please disclose the average monthly overhead expenses and administrative costs being paid by your officers and directors, and the average monthly and aggregate amounts which are being deferred by service providers. Also, please reconcile your disclosure that fees are being paid by officers and directors with your statement in the third paragraph that only Mr. Shergold is bearing the costs.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel H. Morris
Attorney Advisor

cc: Virginia K. Sourlis, Esq.
        Fax: (732) 530-9008